SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period December 21, 2004 to January 3, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________]

SIGNATURES
NEWS RELEASE

DOCUMENTS FURNISHED HEREUNDER:

1.      Press Release announcing the closing of the Class B Trust Unit equity financing.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

January 3, 2005	By:	/s/ Gordon M. Anderson

Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.A / PGF.B) — TSX; (PGH) — NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CLOSING OF CLASS B TRUST UNIT
EQUITY FINANCING

(Calgary, December 30, 2004) /CNW/ — Pengrowth Corporation (“Pengrowth”) administrator of Pengrowth Energy Trust is pleased to announce the successful closing of its previously announced bought deal financing, issuing 15,985,000 Class B trust units of the Trust, including 5,285,000 trust units issued upon the exercise in full of an underwriters’ option and an over-allotment option, at a price of CDN$18.70 per trust unit for aggregate gross proceeds of CDN$298,919,500.

The offering was underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and included BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Raymond James Ltd., Dundee Securities Corporation, First Associates Investments Inc., FirstEnergy Capital Corp. and Peters & Co. Limited.

The net proceeds from this offering will be used to repay indebtedness incurred to acquire certain properties from Murphy Oil Corporation in May 2004. The remaining net proceeds will be used to fund a portion of Pengrowth’s $171 million 2005 capital expenditure program.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191